UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES COMMISSIONING THE FOURTH ELECTRIC FURNACE AT TIKHVIN FERROALLOY
SMELTING PLANT

Tikhvin, Russia – June 30, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that electric furnace No. 1 at
Tikhvin Ferroalloy Smelting Plant (JSC “TFZ”) has been commissioned. JSC “TFZ”
is a subsidiary of Oriel Resources Ltd. (Great Britain). Today all of the four electric furnaces concurrently operate at Tikhvin Ferroalloy Smelting Plant.
Oriel Resources Company Ltd. (Great Britain), acquired in April 2008 and representing Mechel’s ferroalloy segment, unites all the ferroalloy assets of the Group: Tikhvin Ferroalloy Smelting Plant (St. Petersburg region), Southern
Urals Nickel Plant (Orenburg region), Bratsk Ferroalloy Plant (Irkutsk region),
Voskhod mining and processing plant (Kazakhstan), which develops chrome ore deposit. The company Oriel also owns Shevchenko Nickel Deposit in Kazakhstan.
The programme of equipment modernization and production output volume bringing to the pre-crisis level is implemented at all Oriel Resources’ plants. Electric furnace No. 1 that has been commissioned at JSC “TFZ” became the last of the four units at the plant put into continuously operating regime. Currently, three electric furnaces are brought to 14 MVA capacity and the capacity of electric furnace No. 1 will be gradually increased to reach its full load. Thus, Mechel increases its output of high quality ferrochrome, an alloy required to produce stainless and special steels.
Tikhvin Ferroalloy Smelting Plant is currently 100% provided with high quality chrome ore supplied from Voskhod Mining and Processing Plant (Kazakhstan). Owing to its operations, JSC “TFZ” completely gave up purchases of imported raw material of lower quality and became capable of utilizing its production equipment more efficiently and increasing the quality of its products.
Ferrochrome produced by the plant is consumed by the Group’s subsidiaries and is also supplied to the market. Approximately 85% share of JSC “TFZ” sales comprises export sales. Ferrochrome is shipped to Japan, USA, Germany, India,
China, and other countries of the world.
“Tikhvin Ferroalloy Smelting Plant’s output tends to reach the indicators comparable to its designed capacity. This is mainly due to our correct choice of ferrochrome segment development strategy. Provision of our ferroalloy subsidiaries with their own raw material base gives us additional margin of economic steadiness and efficiency. I would also like to emphasize that the orders volume we already have in summer 2009 practically matches the designed capacity of Tikhvin Ferroalloy Smelting Plant and commissioning of the fourth electric furnace at the plant would enable us to bring the ferroalloy segment’s output volumes to the pre-crisis level,” Alexey Ivanushkin, Chief Executive
Officer of the Oriel Resources Company Ltd. commented.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 30, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO